Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Commission File No. 001-39314

Oren Frank, CEO and Co-Founder of Talkspace,

Doug Braunstein, Founder and Managing Partner of Hudson Executive Capital and

Alejandra Fernandez, Executive Director at JP Morgan

J.P. Morgan Health Care Conference Presentation Transcript

January 13, 2021

Alejandra Fernandez: Good morning everyone. My name is Alejandra Fernandez and I am an Executive Director in our Equity Capital Markets team and I have the pleasure of bringing today Talkspace and Hudson Executive. We are really excited about the announcement earlier this morning for the $1.4 billion SPAC merger between both entities. I have the pleasure of presenting Oren Frank, co-founder and CEO of Talkspace, and Doug Braunstein, Chairman and President of Hudson Executive, also former CFO and Vice Chairman of JP Morgan. With that Oren and Doug, over to you.

Doug Braunstein: Alejandra – thank you very much and I want to thank everyone for joining us for what is a very exciting day in the announcement of our merger with Talkspace and Hudson Executive and it is incredibly exciting for me to be here at the JP Morgan conference as a presenter. There is a lot of history for me and so this is the first of hopefully many opportunities going forward. First I want to introduce Oren Frank, who you will hear mostly from this morning. He is the co-founder with his wife Roni of Talkspace in 2012, He had a very successful career in digital consumer branded marketing and I believe that Oren and Roni and Mark and the executive team have really built the leading behavioral health company in the digital space. I am Chairman of the Hudson Executive SPAC. I will be the Chairman of the new company’s Board. And I spent almost 35 years of my career on Wall Street – 20 of those at JP Morgan in a number of executive roles including running Healthcare, M&A, Investment Banking, all of Corporate Finance, and as Alejandra said, I was Chief Financial Officer and Vice Chairman of JP Morgan after the financial crisis. And I do recollect helping JP Morgan Chase acquire H&Q back in 1999 and kicking off that 2000 conference. Hudson itself was founded in 2015 with $250 million in capital from 35 current and former chief executive officers – about a third of those spent their time and entire careers in healthcare – many of them have presented at the conference and some are actually presenting today. We now manage over $1.5 billion of capital. On page 3, I want to just spend one more quick moment talking about our investment and the transaction itself. To us, what is the most compelling part of Talkspace is that it is a purpose-built digital platform that is really designed to address the unmet medical needs of behavioral health. And it does so by improving access, reducing costs; most importantly we believe improving outcomes over time and it is an incredibly powerful platform for clinicians, payers and our members. And it provides an enormous opportunity for growth. The second – is that the transaction itself is going to be funded by a $414 million SPAC, $300 million in a committed PIPE financing which was upsized and well oversubscribed, and is led by a number of significant long-only and leading healthcare investors. And will also include $25 million of our $50 million forward purchase agreement being used to fund the PIPE as well as remaining $25 million to back-stop the SPAC. As a result of this financing, the company will have an additional $250 million of cash on the balance sheet, and we expect to use that to accelerate growth, invest in people and technology, and ultimately pursue inorganic opportunities which we think are quite substantial. And the last comment I would make is that our CEO network are all investors with us in Hudson, with us in Talkspace, and they are available to Oren, Roni, Mark and the entire management team to provide advice, resources, and assistance which we think can all be used to increase and improve the probabilities of success. So with that – I want to turn it over to my new partner and CEO of Talkspace, Oren Frank. Oren, over to you.

Oren Frank: Thanks very much Doug. Good morning everyone and thanks for spending the time with us today. If you turn to slide 5, I want to briefly talk about the world as it looks today, and I want to offer the suggestion that is actually a second epidemic or pandemic that is relevant for all of us – and that is one of mental healthcare, or behavioral health. You see some of the data here but I think, you know, what the COVID-19 has done is accelerate this huge gap in the market in terms of the delivery of behavioral healthcare to an area where it cannot be ignored any more. So perhaps out of this tragedy and situation, we actually see a silver lining. If you turn to slide 6 – the TAM slide – I want to tell you the story of this industry which I am afraid has been underserved and perhaps de-prioritized for too many years. And the reason we are here today is to actually say that behavioral health deserves its own platform, its own standalone professional offering that is dedicated for that, as opposed to an also-ran or a bundle that says “yes, we also have psychotherapy and psychiatry and whatever you need. If you buy our medical services you will get that as well.” If you look at this industry, this category, you will see that around 25% of every population will suffer diagnosable or clinical level of mental health issue every year. That is around 70 million Americans. Every and each year. Now, if I would have to classify the failure of the traditional delivery system, I would divide it into two – first one, the most obvious one, is access, because of those roughly 70 million people, only around 40% have any access to any form of care. So let’s say that 6 out of 10 receive absolutely zero. The second part which is even more complicated and difficult is that even those 40% that do receive care will show very inconsistent clinical outcomes. And anywhere between 30-50% of them will show some remission and some improvement. And the majority, again, will just say “well I tried it and it didn’t help me and I couldn’t see a real improvement.” So those two sides of the very same coin – the very fractured nature and lack of access coupled with, I would say, inconsistent or less than ideal clinical outcomes at scale are leading to a situation in which the health system does not really provide the right level of service and the right level of outcomes for behavioral healthcare. If you turn into slide 7, Doug kindly mentioned before that we are a purpose-built vehicle or company, and that is very true. The way we define ourself is a technology healthcare company. The largest group of employees at Talkspace are actually software engineers and we use technology, code, software in order to solve those two massive problems which are, as I mentioned, access and quality. If I take a very quick overview of our history, you will see that we have treated over 2 million people to date since we started operating in 2012. This number is important only because it teaches us a lot – we had a lot of patients and members so we, at this point in time, really know through the technology what works and what doesn’t work. We started actually as a direct to consumer company which is important for us, and I will talk about it later on in the deck, but in the last couple of years and especially ever since Mark Hirschhorn joined us as President and COO, we have dramatically grown in commercial B2B markets and now cover close to 40 million commercial lives. We are approaching 50,000 active patients that are now being treated for psychotherapy and psychiatry on our platform. I will show you that we are quickly building, I would say, the first or the latest behavioral health brand in this market. We have a unique way of acquiring, managing, and a unique relationship with our clinical network. And most importantly, we are showing extremely strong at-scale clinical outcomes for most major conditions, which is really the purpose of the exercise. If you look at slide 8, and I will do this very briefly because I think post-COVID this is pretty obvious – virtual healthcare is here to stay. It was dramatically accelerated by COVID but within virtual healthcare or telehealth, whatever we want to call it, behavioral health is actually a perfect fit and we strongly believe that 80% of cases, conditions and acuities can be dealt remotely. Why is that? It is simple – with neither psychotherapy or psychiatry – you don’t need an X-ray, a bloodtest, you don’t need any physical contact between the provider and their patient. What you actually have is an exchange of information, if you will, a conversation. That can be had extremely effectively – I think as effectively as we are doing right now and as we have all been doing for the last year or so. And when you add to that our technology platform, and you compare, I would say, the efficiency and the efficacy of the traditional delivery model versus Talkspace. You will see a few interesting, I would say, and clear distinctions. First of all, the convenience of talking to your provider – any media, any time, 5 days a week – is generating very high levels of engagement. We generate far longer tenure which is needed for clinical outcomes. Secondly, therapy and psychiatry become a daily exercise – it’s part of our lives and it’s there for us at most times, which actually helps remove stigma very dramatically. And I think, I will focus on two areas – one is when comparing the time to market you will see that if you want to schedule a meeting with a face-to-face therapist, you are looking at 2-3 weeks. With us, it is 2 minutes for first contact and almost 100% rate of matching in the same day – typically between 3 and 4 hours. So you can start your treatment immediately – no wait time. With psychiatrists, by the way, the wait time in the traditional modality is in months. Second, it will be very surprising for some of you to hear, but people that do attend therapy in the United States actually do it for just a couple of weeks or sessions, which is highly counter-productive. You need between 2-3 months of therapy in order to show some kind of progress or remission. And therefore, if the average is two sessions, most people are just wasting their time. With Talkspace, we are scoring well over 5 months of tenure for our people that are our members. So we exceed the 3 months that is needed for basic remission very easily, and we generate very high level of engagement. Last but not least, we do have care continuity, so therapists and psychiatrists will collaborate on our platform under the same user experience and around the patients – again very different to what you see in traditional care. And therefore, what you see is that when you compare those two modalities, which is something that we, to be honest, stopped doing at some point in time – you will see that many more people will use the access and convenience to actually access care. And we can generate far better tenure and far better relationship through our technology which I will talk to in a couple of slides, and actually show better outcomes. Moving to slide 9, very briefly those are our two go-to-markets. I won’t go into much detail in here, but we started as a consumer company and I think it is very important for us to have that element because it does two things. First it makes us build a consumer-grade product and experience, and not something that was built, you know, by people who are not consumer-led. And secondly, it helps us to build a consumer brand. Brand drives preference and trust – I will talk about it later. Massively important. Actually drives a lot of the utilization in our second go-to-market that appears at the bottom which is the B2B. We work with two major lines of business – this is our focus, this is where we plan to spend much of the time, money, energy, passion that we are bringing into this future public company. And those two business lines are working with the large plans, with the large insurance plans, in order to provide very accessible and very affordable, high-level care, both in terms of psychotherapy and psychiatry. We have millions of covered lives and those partnerships are maturing very, very nicely, especially post-COVID. The second line of business here, which is also very interesting, is working directly with employers. Some large employers understand – deeply understand – the need for better access and for better measurement of the clinical outcomes of behavioral healthcare, and therefore will add Talkspace as a PMPM – per employee per month service accessible with zero cost for all of their employee base. They all acknowledge that the added value in terms of absentees and culture and other areas is extremely clear and this line of business, as you can see on the right hand side, both lines of business are growing very, very nicely. Clicking to slide 10, I think I spoke a little bit about this – this is a very large opportunity because there is actually only one brand in behavioral health. And that brand has been dead for around 82 years unfortunately – his name is Freud. And you all know his name and I don’t think, perhaps except for Talkspace hopefully, I don’t think anyone knows any other brand name other than Sigmund. And we think it is a critical tool for us to drive away stigma by people like Michael Phelps and Demi Lovato who have been amazing sponsors and ambassadors for us and for behavioral health – saying it helped me and people believe that it will actually help them and this helps much more people consider psychotherapy and psychiatry as a coping mechanism, and which in our humble opinion, is a very healthy and constructive coping mechanism and this is why we built a brand. If you move to slide 11, talking about our network, we don’t have time to really dive deeply in that but I will just say that we are the only company in the world that actually measures clinical outcomes for each and every member. And therefore we know what is, I would say, the clinical outcomes for each and every provider on the network which allows us to put them all on a scorecard. So we rank our network – we don’t know if any other company in behavioral health of course that can do that. That allows us, of course, to drive more members to the highest scoring therapists to re-train or manage out the lower scoring providers. And of course, to use these qualitative measures in order to inform our matching algorithm and find the right therapist and psychiatrist for Doug or for myself, or for any person that needs that particular care. It also helps us to balance demand and supply. I would tell you that we essentially doubled Talkspace through COVID and we managed to match all of the people that needed help within this [inaudible] of day to match because we can manage the panel size at each and every state and balance that load. In slide 12, which is an overview of our technology platform, again no real time to dive into that – would be happy to do that in one-on-one sessions or in longer presentations, but essentially we built a model and data-driven platform that has a flywheel that allows us to derive insights and actionable ideas and suggestions to our network in real-time – not as a post treatment analysis but in real time we use a very large group of machine-learning algorithms. I know you all heard about AI and ML and every company says that, but we are actually one of the companies that really utilized that in order to inform the treatment and to suggest lines of action to our providers. Would be happy to take more time into the future to dive deeper into that. And at slide 13 – I want to take a few minutes to talk about that because this is the real bottom line of what we do. And you will see on the left hand side one extremely large scale of over 10,000 participants clinical research, which is focusing around depression and anxiety – the most common mental health issues and most common complaints of Americans in this year and in the past. And you will see that there is a 68% level of remission, which is very strong and comparable and perhaps slightly better than what is expected from a really strong face-to-face group of therapists that will perform. So it works just as well, or better, that we have all of the data at a very large scale to learn from those outcomes. And I will add two things that are very critical for us. We can achieve this level of remission significantly faster than the traditional modality and delivery system – about half the time. And we can actually convert, or if you will, help a far larger part of every cohort. So if 100 people start face-to-face therapy, you will probably get 30 with good remission. If the same 100 actually worked with us, you would get more than double that – about 60-70 people will graduate from treatment with strong clinical outcomes. So again, going back to my very early words, we open up access to many more people in need of help. And we actually can prove and provide better outcomes to a far larger subgroup of the people that go to care. In slide 14, a few words about our future before I hand it back to Doug. We think the timing for this is really now. We think, as I mentioned before, we strongly believe that behavioral health needs to be put in the number one priority and deserves its own delivery platform, its own technology, its own research. It’s not an afterthought to other levels of care. And if we look at what we plan to do in the future – so on the left hand side you will see our user base, or B2C. This market or TAM, for lack of other words, is essentially infinite. And a lot of people will choose to use that and we love it because it helps us build a brand. And because it keeps us on our toes and we have to provide really great levels of service. The second one, which is the focus of Talkspace for the next year – so the B2B, expand partnerships. We really think that the healthcare system, with the largest employers and with the largest health plans have crossed the rubicon and now have come to an understanding that behavioral health needs to be re-thought and re-prioritized and looked at through a different lense. And what happened in the past was simply not good enough so we need a new method for. We obviously in the third block have a huge opportunity – because this is virtual care and because this is a brand, and because Demi Lovato has close to 100 million followers, not all of them are in the United States. We think there is a huge opportunity to extend our platform to international and to begin with English-speaking markets. We have already begun that this year and we will drive this next year. And last but not least, we want to build a full vertically integrated behavioral health stack. That requires…we have the core services and we have the most important part, which is the data and technology platform to inform us on what works and what doesn’t work. What we are considering is a whole host of services, ideas, teams and adjacencies that are a really good fit for us to offer this complete service. And there are many of those – many people try to help the behavioral health market, there are great ideas out there and many of them just did not manage to commercialize so we are intently looking at that. None of our plans that you will have seen in our materials of course include that part – so the inorganic growth. So we are very, very bullish on the next few years for us to be able to help millions of people more with our new partnership, with Doug and his team, with the cash on hand – we foresee a great future for Talkspace. Thank you very much for listening to me and I will hand it over back to Doug to summarize.

Doug Braunstein: Oren, thank you very much. So four quick takeaways I hope you all took from Oren’s remarks. The first – I will go back – this is a unique, purpose-built, digital platform really addressing what are substantial unmet medical needs in behavioral health. The second, as you heard from Oren – this is an enormous TAM and we believe that a digitally-based delivery modality is the future for behavioral healthcare. It is sustainable and durable in a post-pandemic world. The third, we think that this is a compelling economic investment. Obviously Hudson is putting its own capital to work. Many other leading investors are supporting us through a committed PIPE. But if you look at our relative growth, our operating statistics and the size of the addressable market and our leadership position, we think that this is a compelling valuation opportunity. And fourth, and most importantly, we think we are partnering with a truly wonderful management team. They are leaders in the field. They are innovators. They have deep experience and we believe our partnership with the executives at Hudson create a 1+1=3 opportunity for investors. So we look forward to speaking with you again in the future, and we are delighted to have the privilege to announce our merger here at the JP Morgan Healthcare Conference. Thanks.

Alejandra: Thank you everybody for joining today’s presentation. Thank you.

Oren Frank: Thank you everyone.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.